August 25, 2009

Larry Spirgel
United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

RE:          REM Business Solutions, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed August 14, 2009
File No. 333-158529

Dear Mr. Spirgel:

The following are our responses to your comment letter of August 21, 2009.

Plan of Distribution; Terms of the Offering, page 15

1.  We note your added disclosure stating that Mr. Wolters will not sell any of his “8,000,000 shares” for one year following effectiveness of this registration statement.  However, Mr. Wolters is selling 12,000,000 shares in the offering.  Please reconcile.

Revised for consistency.

2.  Your disclosure indicates that Mr. Wolters will not sell any of his shares for one year following effectiveness of this registration statement.  However, the disclosure also indicates that Mr. Wolters will not sell any of his shares “until all shares of the Company offered herein have been sold or the minimum has been reached and the offering of Company shares has been closed.”  Please reconcile.

Revised for consistency.

Summary Compensation Table, page 25

3.  It appears that the amount in the Restricted Stock Awards column is the number of shares awarded to Mr. Monroe.  Please revise to present the dollar amount of restricted stock awards.   Refer to Item 402(n)(2)(v) of Regulation S-K.  In addition, disclose all assumptions made in the estimated fair market valuation or include a cross-reference to a discussion of such assumptions.  Refer to Instructions to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Assumptions added.

Description of Securities, page 27

4.  Revise your disclosure throughout your registration statement to reflect the correct amount of shares the company is authorized to issue.   We note a conflicting amount in your Articles of Incorporation filed as Exhibit 3.1.

Revised for consistency.

Recent Sales of Unregistered Securities, page II-1

5.  Please revise your disclosure to correct the inconsistent dates for the 2 million shares sold to Ms. Hilary Marx-Averbach, Mr. Jason Frank, Ms. Eileen Marx, and Fralima, LLC.     We note your disclosure on page 26 that the sale took place on December 21, 2008 , rather than October 21, 2009.

Revised to show December 21, 2008.

6.  We note your disclosure, “[t]he issuance was offered only to these 4 individuals and involved no general solicitation.”    Since Fralima, LLC is not an individual, please revise your disclosure to identify the individual controlling the entity.

Revised to show that Olga Tawil controls Fralima.

Very truly yours,

/s/ Karl Wolters
Karl Wolters, President
REM Business Solutions, Inc.